UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NEWAMSTERDAM PHARMA COMPANY N.V.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G3710A105

(CUSIP Number)

November 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3710A105

1.	Names of Reporting Persons Morningside Venture Investments Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,065,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,065,846

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,846
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.21% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 81,559,780 shares of Class A Ordinary Shares outstanding as of November 22, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on November 28, 2022.

CUSIP No. G3710A105

1.	Names of Reporting Persons Frances Anne Elizabeth Richard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,065,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,065,846

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,846
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.21% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 81,559,780 shares of Class A Ordinary Shares outstanding as of November 22, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. G3710A105

1.	Names of Reporting Persons Jill Marie Franklin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,065,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,065,846

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,846
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.21% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 81,559,780 shares of Class A Ordinary Shares outstanding as of November 22, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. G3710A105

1.	Names of Reporting Persons Peter Stuart Allenby Edwards
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,065,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,065,846

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,846
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.21% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 81,559,780 shares of Class A Ordinary Shares outstanding as of November 22, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. G3710A105

(1)	Names of Reporting Persons Cheung Ka Ho
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,065,846
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,065,846

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,846
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 6.21% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Based upon 81,559,780 shares of Class A Ordinary Shares outstanding as of November 22, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. G3710A105

Item 1.
(a)	Name of Issuer NewAmsterdam Pharma Company N.V.

(b)	Address of Issuer’s Principal Executive Offices Two Union Square 601 Union St., Suite 3200 Seattle, WA 98101

Item 2.

(a)	Name of Person Filing Morningside Venture Investments Ltd Frances Anne Elizabeth Richard Jill Marie Franklin Peter Stuart Allenby Edwards Cheung Ka Ho

(b)

Address of Principal Business Office or, if none, Residence

c/o THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Investment Administration Department

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)	Citizenship MVIL British Virgin Islands Ms. Richard United Kingdom Ms. Franklin United Kingdom Mr. Edwards United Kingdom Mr. Cheung Hong Kong

(d)	Title of Class of Securities Class A Ordinary Shares, $0.0001 par value per share (“Common Stock”)

(e)	CUSIP Number G3710A105

CUSIP No. G3710A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: (2)

Morningside Venture Investments Ltd – 5,065,846

Frances Anne Elizabeth Richard – 5,065,846

Jill Marie Franklin – 5,065,846

Peter Stuart Allenby Edwards – 5,065,846

Cheung Ka Ho – 5,065,846

	(b)	Percent of class: Morningside Venture Investments Ltd – 6.21% Frances Anne Elizabeth Richard – 6.21% Jill Marie Franklin – 6.21% Peter Stuart Allenby Edwards – 6.21% Cheung Ka Ho – 6.21%

	(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

Morningside Venture Investments Ltd – 0 shares

Frances Anne Elizabeth Richard – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

Cheung Ka Ho – 0 shares

(ii)

Shared power to vote or to direct the vote

Morningside Venture Investments Ltd – 5,065,846 shares

Frances Anne Elizabeth Richard – 5,065,846 shares

Jill Marie Franklin – 5,065,846 shares

Peter Stuart Allenby Edwards – 5,065,846 shares

Cheung Ka Ho – 5,065,846 shares

CUSIP No. G3710A105

(iii)

Sole power to dispose or to direct the disposition of

Name of Person Filing

Morningside Venture Investments Ltd – 0 shares

Frances Anne Elizabeth Richard – 0 shares

Jill Marie Franklin – 0 shares

Peter Stuart Allenby Edwards – 0 shares

Cheung Ka Ho – 0 shares

(iv)

Shared power to dispose or to direct the disposition of

Morningside Venture Investments Ltd – 5,065,846 shares

Frances Anne Elizabeth Richard – 5,065,846 shares

Jill Marie Franklin – 5,065,846 shares

Peter Stuart Allenby Edwards – 5,065,846 shares

Cheung Ka Ho – 5,065,846 shares

(2)

This statement is filed by: (i) Morningside Venture Investments Ltd, a British Virgin Islands exempted company (“MVIL”), with respect to the Common Stock directly and beneficially owned by it; (ii) Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL; (iii) Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director with MVIL; (iv) Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director with MVIL; and (v) Cheung Ka Ho, with respect to the Common Stock beneficially owned by him as a result of his position as a director with MVIL; (Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”). Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by MVIL. MVIL is ultimately wholly beneficially owned by a trust over which Adriel Wenbwo Chan and Wong Yuk Lan share authority to remove the trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The information set forth in Item 2 is incorporated herein by reference.

CUSIP No. G3710A105

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: November 30, 2022

For and on behalf of:

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13G (including amendments thereto) jointly on behalf of each such party.

MORNINGSIDE VENTURE INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards